

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 22, 2016

David G. Mee
Executive Vice President, Finance and Administration, Chief Financial Officer
and Corporate Secretary
J. B. Hunt Transport Services, Inc.
615 J.B. Hunt Corporate Drive
Lowell, AR 72745

      **Re: J. B. Hunt Transport Services, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2015
              Filed February 23, 2016
              File No. 000-11757**

Dear Mr. Mee:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Lyn Shenk

                                Lyn Shenk
                                Branch Chief
                                Office of Transportation and Leisure